T. CLARK FITZGERALD III Partner Direct Dial: (404) 879-2455 Direct Fax: (404) 870-4869 E-mail: CFitzgerald@wcsr.com

April 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:              John Reynolds

Assistant Director

RE:          GeoVax Labs, Inc.

Post-Effective Amendments to Forms S-1

Filed March 16, 2016

File Nos. 333-202897, 333-206617, and 333-208549

Ladies and Gentlemen:

On behalf of GeoVax Labs, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff of the Securities and Exchange Commission (the “Commission”) in a letter dated March 31, 2016 with respect to the post-effective amendments referenced above (collectively, the “Post-Effective Amendments”).

A courtesy copy of this letter is being provided directly to the staff for its convenience (attention: Kathleen Suellentrop).

To facilitate the staff’s review, the Commission’s comments are provided before each of the Company’s responses thereto.

General

We note your disclosure in each of your post-effective amendments that you wish to use Rule 429 to combine the prospectuses in the registration statements with the file numbers 333-202897, 333-206617, and 333-208549. Under Rule 429, you may file a combined prospectus in the latest registration statement and this registration statement will act, upon effectiveness, as a post-effective amendment to the earlier registrations statements whose prospectuses have been combined in the latest registration statement. Therefore, please withdraw the post-effective amendments under file numbers 333-202897 and 333-206617 or advise.

U.S. Securities and Exchange Commission

April 4, 2016

Response: As requested by the staff, the Company has requested the withdrawal of the post-effective amendments with file numbers of 333-206617 and 333-202897 through the filing with the Commission of Form AWs on April 4, 2016.

Should any member of SEC’s staff have any questions, or desire any further information or clarification in respect of the Post-Effective Amendments, please do not hesitate to contact me at (404) 879-2455 or the Company’s Chief Financial Officer, Mark Reynolds, at (678) 384-7224.

Sincerely, WOMBLE CARLYLE SANDRIDGE & RICE A Limited Liability Partnership /s/ T. Clark Fitzgerald III T. Clark Fitzgerald III

TCF/cd